Exhibit 99.1

Neptune to Hold Conference Call to Discuss First Quarter Results Ended June 30, 2019

LAVAL, QC, July 29, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will be holding a conference call on August 14, 2019 at 8:30 AM (EDT) to discuss its first quarter results ended June 30, 2019.

The first quarter results press release will be issued on August 14, 2019 before the conference call.

Conference Call Details:

Date:	Wednesday, August 14, 2019

Time:	8:30 AM Eastern Daylight Time

Call:	1 (888) 231-8191 (Canada and U.S.) 1 (647) 427-7450 (International)

Conference ID: 3696157

Webcast:	A live audio webcast and presentation of the results can be accessed at: https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available shortly after the call's completion and until September 14, 2019. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. With the recent acquisition of SugarLeaf, the Company now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, The Company as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-to-hold-conference-call-to-discuss-first-quarter-results-ended-june-30-2019-300892039.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2019/29/c0985.html

%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Requests: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 29-JUL-19